Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results

For the First Quarter of 2015

BEIJING and DALLAS, May 19, 2015 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the first quarter of 2015.

Highlights for First Quarter 2015

•	Quarterly Net Revenues were $89.2 million in the first quarter of 2015, an 11.8% increase year-over-year from $79.8 million in the same period in 2014, exceeding the Company’s previously issued guidance of $85.0 million to $86.0 million.

•	Net Loss attributable to NQ Mobile was $17.0 million or net loss per ADS was $0.19 in the first quarter of 2015, a 21.3% improvement compared with a net loss of $21.7 million or a 44.1% improvement compared with a net loss per ADS of $0.34 in the same period in 2014.

•	Non-GAAP Net Income attributable to NQ Mobile was $0.45 million or diluted Non-GAAP earnings per ADS was $0.00 compared with Non-GAAP net income of $9.6 million or diluted Non-GAAP earnings per ADS of $0.13 in the same period in 2014.

•	Total Share Based Compensation Expenses fell to $12.5 million, a 46.6% decline year-over-year from $23.4 million in the same period in 2014.

Operating Metrics as of March 31, 2015

As a reminder, beginning in the third quarter of 2014, the Company began presenting the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. The MAUs presented herein include the user accounts in Showself, NQ Live and Music Radar, among others. As such, the MAUs presented herein should only be compared to operating metrics in the third quarter of 2014 and thereafter and not be compared to operating metrics in earlier historical periods, because there is not a way to accurately compare such results. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications. These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of March 31, 2015: 175.4 million.

“We are encouraged to see our performance in the first quarter of 2015,” said Dr. Vincent Wenyong Shi, Chairman of NQ Mobile, “The management team remains committed to executing our business strategies and we are off to a good start. Our topline growth remains strong and we are beginning to see results from our efforts to increase monetization of our traffic-based mobile entertainment businesses. We look forward to the future while maintaining our focus on executing and delivering results.”

First Quarter 2015 Results

Revenues

Net revenues in the first quarter of 2015 increased 11.8% year-over-year to $89.2 million from $79.8 million in the same period in 2014.

Mobile value added service revenues decreased 8.2% year-over-year to $25.1 million from $27.3 million in the same period in 2014. The decrease in mobile value added service revenues was due to the decrease in consumer mobile security revenues, which in turn was primarily due to the Company’s moving its focus away from premium security services and focusing more on mobile applications and services. This decrease was offset partially by the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the rapid expansion of FL Mobile’s business in both domestic and overseas markets, which has subsequently contributed to mobile gaming revenues increasing by 76.7% year-over-year from the same period in 2014. In addition, the fast growth of Showself’s business led to the increase in our live mobile social video platform revenues

Advertising revenues increased 4.3% year-over-year to $17.5 million from $16.8 million in the same period in 2014. The growth was due to increased monetization through advertising and successful third party application referrals resulting mainly from WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 33.6% year-over-year to $46.0 million from $34.4 million in the same period in 2014. The growth primarily resulted from the Company’s premium distribution channel with Apple Inc. and the launch of several new generations of Apple products in late 2014 which carried forward in the first quarter of 2015.

Other revenues decreased 54.8% year-over-year to $0.6 million from $1.2 million in the same period in 2014. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the first quarter of 2015 increased 39.8% year-over-year to $70.4 million from $50.4 million in the same period in 2014. The year-over-year increase was primarily due to higher cost of products for the enterprise mobility business, which totaled $41.3 million in the first quarter of 2015 compared to $31.5 million in the same period last year. In addition, the cost of revenue sharing, which is incurred mainly for the Company’s mobile game business and live mobile social video platform increased to $8.2 million in the first quarter of 2015 compared to $3.8 million in the same period last year.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2015 decreased 36.2% to $18.8 million from $29.4 million in the same period in 2014. Gross margin, or gross profit as a percentage of net revenues, was 21.0% in the first quarter of 2015, compared with 36.9% in the same period in 2014. Excluding the impact from the enterprise mobility business and costs associated with an increase in sales, gross margin was 39.0% in the first quarter of 2015, down from 60.8% in the same period in 2014.

Operating Expenses

Total operating expenses in the first quarter of 2015 decreased 27.9% year-over-year to $35.6 million from $49.4 million in the same period in 2014. Non-GAAP operating expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and the amortization of intangible assets arising from acquisitions, increased slightly by 1.1% year-over-year to $22.3 million from $22.0 million in the same period in 2014.

Selling and marketing expenses in the first quarter of 2015 decreased 2.6% year-over-year to $7.2 million from $7.4 million in the same period in 2014. Non-GAAP selling and marketing expenses, which exclude share-based compensation, slightly increased 0.7% year-over-year to $7.1 million from $7.0 million in the same period in 2014. Despite the increase in net revenues, the year-over-year decrease in selling and marketing expenses was mainly from the large decrease in spending on promotional channels associated with the consumer mobile security business and compensation costs.

General and administrative expenses in the first quarter of 2015 decreased 42.4% year-over-year to $21.1 million from $36.7 million in the same period in 2014. Non-GAAP general and administrative expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, decreased 20.9% year-over-year to $8.0 million from $10.1 million in the same period in 2014. The year-over-year decrease in general and administrative expenses under GAAP was mainly from a significant $13.7 million decrease in compensation costs as well as legal and professional fees.

Research and development expenses in the first quarter of 2015 increased 37.7% year-over-year to $7.2 million from $5.2 million in the same period in 2014. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 46.2% to $7.2 million from $4.9 million in the same period in 2014. The year-over-year increase in research and development expenditures was mainly due to higher staff costs and other miscellaneous product development expenses associated with the addition of projects as a result of business expansion.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $12.5 million in the first quarter of 2015, compared to $23.4 million in the corresponding period in 2014. The significant decrease in share-based compensation expenses was mainly due to fewer performance-based share options being granted in relation to the Company’s acquisitions in the year 2014.

Loss/Income from Operations and Operating Margin

Loss from operations in the first quarter of 2015 was $16.8 million, compared with an operating loss of $20.0 million in the same period in 2014.

Non-GAAP loss from operations, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, was $1.6 million, compared with an income of $9.0 million in the same period in 2014. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was negative 1.8% in the first quarter of 2015, compared with 11.3% in the same quarter in 2014. The decrease in non-GAAP operating margin was mainly due to the decline in gross margin, which was the result of the rapid market growth of the enterprise mobility business with lower gross margin.

Foreign Exchange Loss, Interest Expenses and Other Income

Foreign exchange loss was $0.2 million in the first quarter of 2015, compared with a loss of $0.8 million in the same quarter of the previous year, which was affected by a fluctuation in foreign exchange rates. Interest expenses were $0.8 million in the first quarter of 2015, compared with $1.3 million in the same quarter of the previous year. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $0.4 million in the first quarter of 2015, compared with an income tax benefit of $0.5 million in the same period in 2014.

Net Loss/Income

Net Loss attributable to NQ Mobile was $17.0 million in the first quarter of 2015, compared with net loss of $21.7 million in the same period in 2014. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations, amortization of intangible assets arising from acquisitions and interest expenses related to convertible debts, was $0.45 million in the first quarter of 2015, compared with net income of $9.6 million in the same period in 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $270.5 million as of March 31, 2015.

Cash Flow

Net Cash Inflow from Operations in the first quarter 2015 was $9.1 million.

Other Significant Events

Other than previously announced events, below please find certain significant events that took place during the period from the last report on 18 March 2015 through 19 May 2015.

Mr. Zemin Xu appointed as Chief Executive Officer

As announced on April 21, 2015, in order to streamline its management process, the Company eliminated the Co-CEO management structure and the Board of Directors appointed Mr. Zemin Xu as the Chief Executive Officer. The change took effect on May 1, 2015.

NQ Mobile Share Repurchase

On December 23, 2014, the Board authorized the Company to repurchase up to $80 million of its shares on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulation, over the next 12 months. To date, NQ Mobile has repurchased $11.6 million worth of shares on the open market, or a total of approximately 2.7 million ADSs. As of May 19, 2015, $68.4 million remains available for further repurchases under the $80 million authorized share repurchase program.

Business Outlook

The Company expects net revenues to be in the range of $455.0 million to $460.0 million for the full year 2015, representing a 36.9% to 38.4% year-over-year increase. Net revenues for the second quarter of 2015 are expected to be in the range of $102.0 million to $103.0 million, representing a 25.0% to 26.2% year-over-year increase.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00 PM U.S. Eastern Time on Tuesday, May 19, 2015, (8:00 AM Beijing/Hong Kong Time on Wednesday, May 20, 2015).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44 203-059-8139

China Mainland: 4006208038 or 8008190121

Conference ID: 47076194

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on May 19 through May 27, 2015. The dial-in details for the replay are:

U.S. Toll Free: 1-855-452-5696

International: +1-646-254-3697

Conference ID: 47076194

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations, amortization of intangible assets arising from acquisitions and interest expenses related to convertible debts. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling of short seller allegations, amortization of intangible assets arising from acquisitions and interest expenses related to convertible debts, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+852 3975 2853

+86 10 6452 2017

Twitter: @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	March 31, 2015	December 31, 2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	122,449	152,984
Term deposits	144,257	116,284
Restricted cash	3,753	3,767
Notes receivable	33	—
Accounts receivable, net of allowance of US$9,107 and US$8,892 as of March 31, 2015 and December 31, 2014, respectively)	89,384	88,691
Inventory	6,260	13,135
Deferred tax assets, current portion	1,553	1,288
Prepaid expenses and other current assets	46,965	44,136

Total current assets	414,654	420,285

Non-current assets:
Equity investments, net	43,406	35,249
Property and equipment, net	5,791	5,984
Intangible assets, net	30,722	33,890
Goodwill	319,214	320,424
Deferred tax assets, non-current portion	427	167
Other non-current assets	18,043	17,809

Total Assets	832,257	833,808

LIABILITIES
Current liabilities:
Receipt in advance	10,483	12,552
Accounts payable	31,050	24,050
Deferred revenue	13,721	14,922
Consideration payable of acquiring an investee/associate	—	817
Accrued expenses and other current liabilities	36,856	35,239
Tax payable	6,997	5,658

Total current liabilities	99,107	93,238

Non-current liabilities:
Convertible debts	172,500	172,500
Deferred tax liabilities and other liabilities	8,523	9,159

Total Liabilities	280,130	274,897

MEZZANINE EQUITY
Total Mezzanine Equity	22,286	21,854

EQUITY
NQ Mobile Inc.’s shareholders’ equity	473,081	479,929
Non-controlling interest	56,760	57,128

Total equity	529,841	537,057

Total Liabilities, Mezzanine Equity and Equity	832,257	833,808

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NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	US$	US$	US$

Net Revenues
Mobile value added services	25,101	24,412	27,348
Advertising services	17,543	20,442	16,812
Enterprise mobility	46,015	43,987	34,434
Other services	543	855	1,202

Total net revenues	89,202	89,696	79,796
Cost of revenues*	(70,436)	(63,148)	(50,382)

Gross profit	18,766	26,548	29,414

Operating expenses:
Selling and marketing expenses*	(7,249)	(6,626)	(7,441)
General and administrative expenses*	(21,135)	(31,432)	(36,702)
Research and development expenses*	(7,207)	(8,403)	(5,235)

Total operating expenses	(35,591)	(46,461)	(49,378)

Loss from operations	(16,825)	(19,913)	(19,964)

Interest expense	(841)	(1,102)	(1,301)
Foreign exchange (loss)/gain, net	(180)	462	(777)
Investment income/(loss)	496	(794)	368
Investment impairment	—	(600)	(1,187)
Other income, net	816	4,050	181

Loss before income taxes	(16,534)	(17,897)	(22,680)

Income tax (expense)/benefit	(447)	(3,448)	457

Net loss	(16,981)	(21,345)	(22,223)

Net loss attributable to the non-controlling interest	366	364	556

Net income attributable to the mezzanine classified non-controlling interest	(432)	(251)	—

Net loss attributable to NQ Mobile Inc.	(17,047)	(21,232)	(21,667)

Net loss	(16,981)	(21,345)	(22,223)
Other comprehensive (loss)/income: foreign currency translation adjustment	(1,936)	2,740	(2,687)

Comprehensive loss	(18,917)	(18,605)	(24,910)

Comprehensive loss attributable to non-controlling interest	343	342	556
Comprehensive income attributable to the mezzanine classified non-controlling interest	(432)	(251)	—

Comprehensive loss attributable to NQ Mobile Inc.	(19,006)	(18,514)	(24,354)

Net loss per Class A and Class B common share, basic and diluted	(0.0371)	(0.0466)	(0.0671)
Net loss per ADS, basic and diluted	(0.1855)	(0.2330)	(0.3355)
Weighted average number of common shares outstanding:
Basic and Diluted	459,219,518	455,920,270	322,703,307
Weighted average number of ADS outstanding:
Basic and Diluted	91,843,904	91,184,054	64,540,661

* Share-based compensation expenses included in:
Cost of revenues	79	52	59
Selling and marketing expenses	179	209	423
General and administrative expenses	12,216	18,933	22,601
Research and development expenses	38	120	351
Total	12,512	19,314	23,434

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NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	US$	US$	US$

Selling and marketing expenses under GAAP	(7,249)	(6,626)	(7,441)
Adjustment (a)	179	209	423

Non-GAAP selling and marketing expenses	(7,070)	(6,417)	(7,018)

General and administrative expenses under GAAP	(21,135)	(31,432)	(36,702)
Adjustment (a)	12,216	18,933	22,601
Adjustment (b)	—	2,724	3,081
Adjustment (d)	956	955	959

Non-GAAP general and administrative expenses	(7,963)	(8,820)	(10,061)

Research and development expenses under GAAP	(7,207)	(8,403)	(5,235)
Adjustment (a)	38	120	351
Adjustment (d)	(58)	(58)	(58)

Non-GAAP research and development expenses	(7,227)	(8,341)	(4,942)

Loss from operations under GAAP	(16,825)	(19,913)	(19,964)
Adjustment (a)	12,512	19,314	23,434
Adjustment (b)	—	2,724	3,081
Adjustment (d)	2,683	2,931	2,451

Non-GAAP (loss)/income from operations	(1,630)	5,056	9,002

Net loss attributable to NQ Mobile Inc. under GAAP	(17,047)	(21,232)	(21,667)
Adjustment (a)	12,512	19,314	23,434
Adjustment (b)	—	2,724	3,081
Adjustment (c)	2,298	2,355	2,268
Adjustment (d)	2,683	2,931	2,451

Non-GAAP net income attributable to NQ Mobile Inc.	446	6,092	9,567

Non- GAAP weighted average number of diluted ADS outstanding:

Basic	91,843,904	91,184,054	64,540,661
Diluted	93,800,027	95,592,633	73,127,632

Non-GAAP earnings per ADS, basic	0.0049	0.0668	0.1482
Non-GAAP earnings per ADS, diluted	0.0048	0.0637	0.1308

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the expense incurred for the handling short seller allegation
(c)	Adjustment to exclude the interest expense of convertible debts
(d)	Adjustment to exclude the amortization of intangible assets arising from acquisitions

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